Filed Pursuant to Rule 424(b)(5).
A filing fee of $5,602, calculated in accordance with
Rule 457(r), has been applied against $77,791
in fees carried over pursuant to Rule 457(p), in
connection with the securities offered from
the registration statement (File No. 333-132513)
by means of this prospectus supplement.

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 17, 2006)

606,724 Shares Common Stock

SIMON PROPERTY GROUP, INC.

This prospectus supplement relates to resales of shares of common stock by the selling stockholders named herein. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Our common stock is traded on the New York Stock Exchange under the symbol “SPG.” On March 16, 2006, the closing sale price as reported by the NYSE was $86.89 per share.

You should read carefully this prospectus supplement and accompanying prospectus before you invest.

Investing in our securities involves risk. See “Risk Factors” beginning on page S-3.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is March 17, 2006

TABLE OF CONTENTS

Prospectus Supplement

WHO WE ARE	S-2
USE OF PROCEEDS	S-2
RISK FACTORS	S-3
SELLING STOCKHOLDERS	S-9
PLAN OF DISTRIBUTION	S-10

Prospectus

ABOUT THIS PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	2
WHO WE ARE	3
USE OF PROCEEDS	3
RATE OF EARNING TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	4
DESCRIPTION OF SECURITIES BEING OFFERED	5
IMPORTANT PROVISIONS OF OUR GOVERNING DOCUMENTS AND DELAWARE LAW	13
RESTRICTIONS ON OWNERSHIP AND TRANSFER	17
FEDERAL INCOME TAX CONSIDERATIONS	18
LEGAL MATTERS	34
EXPERTS	34
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	34
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE	35
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	35

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about our common stock in two separate documents that offer varying levels of detail:

•        The accompanying prospectus, which provides general information, some of which may not apply to the offering of our common stock; and

•        This prospectus supplement, which provides a summary of the terms of the offering of our common stock.

Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any other offering material. The selling stockholders are offering to sell, and seeking offers to buy, our shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement, the accompanying prospectus, any other offering material or the documents incorporated by reference herein or therein is accurate only as of their respective date, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus, any other offering material or of any sale of the shares.

WHO WE ARE

We own, develop and manage real estate properties, primarily regional malls, Premium Outlet® centers and community/lifestyle shopping centers. We have elected to be taxed as a real estate investment trust or REIT for federal income tax purposes.

The core of our business originated with the shopping center businesses of Melvin Simon, Herbert Simon, David Simon and other members and associates of the Simon family. We have grown significantly by acquiring properties and merging with other real estate companies, including our 1996 merger with DeBartolo Realty Corporation, our 1998 combination with Corporate Property Investors, Inc. and our 2004 acquisition of Chelsea Property Group, Inc.

As of December 31, 2005, we owned or held an interest in 286 income-producing properties in the United States, which consisted of 171 regional malls, 33 Premium Outlet centers, 71 community/lifestyle centers, and 11 other shopping centers or outlet centers in 39 states and Puerto Rico (collectively, the “Properties” and, individually, a “Property”). In addition, we also own interests in ten parcels of land held for future development. Finally, we have ownership interests in 51 European shopping centers (in France, Italy and Poland), 5 Premium Outlet centers in Japan, and one Premium Outlet center in Mexico.

Our predecessor was organized as a Massachusetts business trust in 1971 and reorganized as a Delaware corporation on March 10, 1998. Our principal executive offices are located at National City Center, Suite 15 East, and 115 West Washington Street, Indianapolis, Indiana. During 2006, we will be moving our headquarters to 225 West Washington Street, Indianapolis, Indiana 46204. Our telephone number is (317) 636-1600. Our Internet website address is www.simon.com. The information in our website is not incorporated by reference into this prospectus.

If you want to find more information about us, please see the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in this prospectus supplement.

In this prospectus supplement, “we,” “us” and “our” refer to Simon Property Group, Inc. and its subsidiaries. The “Operating Partnership” refers specifically to our majority-owned subsidiary, Simon Property Group, L.P.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses they incur in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus. These may include, without limitation, all registration and filing fees, NYSE listing fees, fees and expenses of our counsel and accountants, and blue sky fees and expenses.

RISK FACTORS

You should carefully consider the following risks, along with the other information contained or incorporated by reference in this prospectus supplemental and accompanying prospectus before you decide to purchase any of our common stock. If any of the following events actually occurs, our business, financial condition and results of operations would likely suffer, possibly materially.

Risks Relating to Debt and the Financial Markets

We have a substantial debt burden that could affect our future operations.

As of December 31, 2005, our consolidated mortgages and other indebtedness, net of the related premium and discount, totaled $14.0 billion, of which approximately $1.4 billion matures during 2006, including recurring principal amortization. We are subject to the risks normally associated with debt financing, including the risk that our cash flow from operations will be insufficient to meet required debt service. Our debt service costs generally will not be reduced when developments, such as the entry of new competitors or the loss of major tenants, could cause a reduction in income from a Property. Should such events occur, our operations may be adversely affected. If a Property is mortgaged to secure payment of indebtedness and income from the Property is insufficient to pay that indebtedness, the Property could be foreclosed upon by the mortgagee resulting in a loss of income and a decline in our total asset value.

We depend on external financings for our growth and ongoing debt service requirements.

We depend, primarily, on external financings, principally debt financings, to fund the growth of our business and to ensure that we can meet ongoing maturities of our outstanding debt. Our access to financing depends on our credit rating, the willingness of banks to lend to us and conditions in the capital markets in general. We cannot assure you that we will be able to obtain the financing we need for future growth or to meet our debt service as obligations mature, or that the financing available to us will be on acceptable terms.

Adverse changes in our credit rating could affect our borrowing capacity and borrowing terms.

Our outstanding senior unsecured notes and preferred stock are periodically rated by nationally recognized credit rating agencies. The credit ratings are based on our operating performance, liquidity and leverage ratios, overall financial position, and other factors viewed by the credit rating agencies as relevant to our industry and the economic outlook in general. Our credit rating can affect the amount of capital we can access, as well as the terms of any financing we obtain. Since we depend primarily on debt financing to fund our growth, adverse changes in our credit rating could have a negative effect on our future growth.

Rising interest rates could adversely affect our debt service costs.

As of December 31, 2005, approximately $2.2 billion of our total consolidated debt, adjusted to reflect outstanding derivative instruments, was subject to floating interest rates. In a rising interest rate environment, these debt service costs will increase. Increased debt service costs would adversely affect our cash flow. The impact of changes in market rates of interest on the fair value of our debt and, in turn, our future earnings and cash flows appears elsewhere in this report.

Our hedging interest rate protection arrangements may not effectively limit our interest rate risk.

We manage our exposure to interest rate risk by a combination of interest rate protection agreements to effectively fix or cap a portion of our variable rate debt, or in the case of a fair value hedge, effectively convert fixed rate debt to variable rate debt. In addition, we refinance fixed rate debt at times when we believe rates and terms are appropriate. Our efforts to manage these exposures may not be successful.

Our use of interest rate hedging arrangements to manage risk associated with interest rate volatility may expose us to additional risks, including a risk that a counterparty to a hedging arrangement may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition. Our termination of these hedging agreements typically involve costs, such as transaction fees or breakage costs.

Rising interest rates could also make our equity securities less attractive.

One of the factors that may influence the price of our equity securities in public markets is the annual distribution rate we pay as compared with the yields on alternative investments. Any significant increase in interest rates could lead holders of our equity securities to seek higher yields through other investments, which could adversely affect the market price of our equity securities.

Factors Affecting Real Estate Investments and Operations

We face risks associated with the acquisition, development and expansion of properties.

We regularly acquire and develop new properties and expand and redevelop existing Properties, and these activities are subject to various risks. We may not be successful in pursuing acquisition, development or redevelopment/expansion opportunities, and newly acquired, developed or redeveloped/expanded properties may not perform as well as expected. We are subject to other risks in connection with any acquisition, development and redevelopment/expansion activities, including the following:

•        construction costs of a project may be higher than projected, potentially making the project unfeasible or unprofitable;

•        we may not be able to obtain financing or to refinance construction loans on favorable terms, if at all;

•        we may be unable to obtain zoning, occupancy or other governmental approvals;

•        occupancy rates and rents may not meet our projections and the project may not be profitable; and

•        we may need the consent of third parties such as anchor tenants, mortgage lenders and joint venture partners, and those consents may be withheld.

If a development or redevelopment/expansion project is unsuccessful, either because it is not meeting our expectations when operational or was not completed according to the project planning, we could lose our investment in the project. Further, if we guarantee the property’s financing, our loss could exceed our investment in the project.

We are subject to risks related to owning retail real estate.

We are subject to risks incidental to the ownership and operation of retail real estate. These risks include, among others:

•        the risks normally associated with changes in the general economic climate;

•        trends in the retail industry;

•        creditworthiness of tenants;

•        competition for tenants and customers;

•        consumer confidence;

•        impact of terrorist activities;

•        changes in tax laws;

•        interest and foreign currency exchange rates;

•        the availability of financing; and

•        potential liability under environmental and other laws.

Real estate investments are relatively illiquid.

Our Properties represent a substantial portion of our total consolidated assets. These investments are relatively illiquid. As a result, our ability to sell one or more of our Properties or investments in real estate in response to any changes in economic or other conditions is limited. If we want to sell a Property, we cannot assure you that we will be able to dispose of it in the desired time period or that the sales price of a Property will exceed the cost of our investment.

Environmental Risks

As owners of real estate, we can face liabilities for environmental contamination.

Federal, state and local laws and regulations relating to the protection of the environment may require us, as a current or previous owner or operator of real property, to investigate and clean up hazardous or toxic substances or petroleum product releases at a Property or at impacted neighboring properties. These laws often impose liability regardless of whether the property owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. These laws and regulations may require the abatement or removal of asbestos containing materials in the event of damage, demolition or renovation, reconstruction or expansion of a Property and also govern emissions of and exposure to asbestos fibers in the air. Those laws and regulations also govern the installation, maintenance and removal of underground storage tanks used to store waste oils or other petroleum products. Many of our Properties contain, or at one time contained, asbestos containing materials or underground storage tanks (primarily related to auto service center establishments or emergency electrical generation equipment). The costs of investigation, removal or remediation of hazardous or toxic substances may be substantial and could adversely affect our results of operations or financial condition but is not estimable. The presence of contamination, or the failure to remediate contamination, may also adversely affect our ability to sell, lease or redevelop a Property or to borrow using a Property as collateral.

Our efforts to identify environmental liabilities may not be successful.

Although we believe that the Portfolio is in substantial compliance with Federal, state and local environmental laws, ordinances and regulations regarding hazardous or toxic substances, this belief is based on limited testing. Nearly all of the Properties have been subjected to Phase I or similar environmental audits. These environmental audits have not revealed, nor are we aware of, any environmental liability that we believe will have a material adverse effect on our results of operations or financial condition. However, we cannot assure you that:

•        existing environmental studies with respect to the Portfolio reveal all potential environmental liabilities;

•        any previous owner, occupant or tenant of a Property did not create any material environmental condition not known to us;

•        the current environmental condition of the Portfolio will not be affected by tenants and occupants, by the condition of nearby properties, or by other unrelated third parties; or

•        future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations or the interpretation thereof) will not result in environmental liabilities.

Retail Operations Risks

We are subject to risks that affect the general retail environment.

Our concentration in the real estate market means that we are subject to the risks that affect the retail environment generally, including the levels of consumer spending, seasonality, the willingness of retailers to lease space in our shopping centers, tenant bankruptcies, changes in economic conditions, consumer confidence and terrorist activities. Any one or more of these factors could adversely affect our results of operations or financial condition.

We may not be able to lease newly developed Properties and renew leases and relet space at existing Properties.

We may not be able to lease new Properties to an appropriate mix of tenants or for rents that are consistent with our projections. Also, when leases for our existing Properties expire, the premises may not be relet or the terms of reletting, including the cost of allowances and concessions to tenants, may be less favorable than the current lease terms. To the extent that our leasing plans are not achieved, our cash generated before debt repayments and capital expenditures could be adversely affected.

Certain Properties depend on anchor tenants to attract shoppers and could be adversely affected by the loss of a key anchor tenant.

Regional malls are typically anchored by department stores and other large tenants. The value of certain of our Properties could be adversely affected if department stores or other large tenants fail to comply with their contractual obligations, seek concessions in order to continue operations, or cease their operations. Department store and larger store, or “big box”, consolidations typically result in the closure of existing stores or duplicate store locations. We do not control the disposition of those department stores or larger stores that we do not own. We also may not control the vacant space that is not re-leased in those stores we do own. Other tenants may be entitled to modify the terms of their existing leases in the event of such closures. The modification could be unfavorable to us as the lessor and decrease rents or expense recovery charges. Additionally, major tenant closures may result in decreased customer traffic which could lead to decreased sales at other stores. If the sales of stores operating in our Properties were to decline significantly due to closing of anchors, economic conditions, or other reasons, tenants may be unable to pay their minimum rents or expense recovery charges. In the event of default by a tenant or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties.

We face potential adverse effects from tenants’ bankruptcies.

Bankruptcy filings by retailers occur frequently in the course of our operations. We are continually re-leasing vacant spaces resulting from tenant terminations. The bankruptcy of a tenant, particularly an anchor tenant, may make it more difficult to lease the remainder of the affected Properties. Future tenant bankruptcies could adversely affect our Properties or impact our ability to successfully execute our re-leasing strategy.

Risks Relating to Joint Venture Properties

We have limited control with respect to certain Properties partially owned or managed by third parties, which may adversely affect our ability to sell or refinance the Properties at the most advantageous time for us.

As of December 31, 2005, we owned interests in 146 income-producing properties with other parties. Of those, 20 Properties are included in our consolidated financial statements. We account for the other 126 properties under the equity method of accounting (joint venture properties). We serve as general partner or property manager for 59 of these 146 properties; however, certain major decisions, such as selling or refinancing these properties, require the consent of the other owners. The other owners also have other participating rights that we consider substantive for purposes of determining control over the properties’ assets. The remaining joint venture properties are managed by third parties. These limitations may adversely affect our ability to sell, refinance, or otherwise operate these properties.

We guarantee debt or otherwise provide support for a number of joint venture Properties.

Joint venture debt is the liability of the joint venture and is typically secured by a mortgage on the joint venture Property. As of December 31, 2005, we have guaranteed or have provided letters of credit to support $41.6 million of our total $3.2 billion share of joint venture mortgage and other indebtedness. A default by a joint venture under its debt obligations may expose us to liability under a guaranty or letter of credit.

Other Factors Affecting Our Business

Our Common Area Maintenance (CAM) contributions may not allow us to recover the majority of our operating expenses from tenants.

CAM costs typically include allocable energy costs, repairs, maintenance and capital improvements to common areas, janitorial services, administrative, property and liability insurance costs, and security costs. We historically have used leases with variable CAM provisions that adjust to reflect inflationary increases. However, we are making a concerted effort to shift from variable to fixed CAM contributions for our cost recoveries which will fix our tenants’ CAM contributions to us. As a result, our CAM contributions may not allow us to recover all operating costs and, we cannot assure you that we will succeed in our efforts to recover a substantial portion of these costs in the future.

We face a wide range of competition that could affect our ability to operate profitably.

Our Properties compete with other retail properties for tenants on the basis of the rent charged and location. The principal competition may come from existing or future developments in the same market areas and from discount shopping centers, outlet malls, catalogues, discount shopping clubs and electronic commerce. The presence of competitive properties also affects our ability to lease space and the level of rents we can obtain. Renovations and expansions at competing malls could also negatively affect our Properties.

We also compete with other retail property developers to acquire prime development sites. In addition, we compete with other retail property companies for attractive tenants and qualified management.

We expect to continue to pursue international expansion opportunities that may subject us to different or greater risk from those associated with our domestic operations.

We hold interests in joint venture properties in Europe, Japan and Mexico. We have also established arrangements to develop joint venture properties in China and Korea, and expect to pursue additional expansion opportunities outside the United States. International development and ownership activities carry risks that are different from those we face with our domestic Properties and operations. These risks include:

•        adverse effects of changes in exchange rates for foreign currencies;

•        changes in foreign political environments, regionally, nationally, and locally;

•        challenges of complying with a wide variety of foreign laws including corporate governance, operations, taxes, and litigation;

•        differing lending practices;

•        differences in cultures;

•        changes in applicable laws and regulations in the United States that affect foreign operations;

•        difficulties in managing international operations; and

•        obstacles to the repatriation of earnings and cash.

Although our international activities currently are a relatively small portion of our business (international properties represented less than 6% of the GLA of all of our properties at December 31, 2005), to the extent that we expand our international activities, these risks could increase in significance and adversely affect our results of operations and financial condition.

Some of our potential losses may not be covered by insurance.

We maintain commercial general liability “all risk” property coverage including fire, flood, extended coverage and rental loss insurance on our Properties. One of our subsidiaries indemnifies our general liability carrier for a specific layer of losses. A similar policy written through our subsidiary also provides a portion of our initial coverage for property insurance and certain windstorm risks at the Properties located in Florida. Even insured losses could result in a serious disruption to our business and delay our receipt of revenue.

There are some types of losses, including lease and other contract claims that generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a Property, as well as the anticipated future revenue from the Property. If this happens, we may still remain obligated for any mortgage debt or other financial obligations related to the Property.

The events of September 11, 2001 significantly affected our insurance programs. Although insurance rates remain high, since the President signed into law the Terrorism Risk Insurance Act (TRIA) in November of 2002, the price of terrorism insurance has steadily decreased, while the available capacity has been substantially increased. We have purchased terrorism insurance covering all Properties. The program provides limits up to $1 billion per occurrence for Certified (Foreign) acts of terrorism and $500 million per occurrence for Non-Certified (Domestic) acts of terrorism. The coverage is written on an “all risk” policy form. In December of 2005, the President signed into law the Terrorism Risk Insurance Extension Act (TRIEA) of 2005, thereby extending the federal terrorism insurance backstop through 2007. TRIEA narrows terms and conditions afforded by TRIA for 2006 and 2007 by: 1) excluding lines of coverage for commercial automobile, surety, burglary and theft, farm owners’ multi-peril and professional liability; 2) raising the certifiable event trigger mechanism from $5 million to $50 million during 2006 and to $100 million during 2007; and 3) increasing the deductibles and co-pays assigned to insurance companies. Upon the expiration of TRIEA in 2007, we could pay higher premiums for comparable terrorism coverage and/or obtain or be otherwise able to secure less coverage than we have currently.

Terrorist attacks may adversely affect the value of our properties.

Our higher profile Properties or markets they operate in could be potential targets for terrorism attacks, due to the large quantities of people at the Property or in the surrounding areas. Threatened or actual terrorist attacks in these high profile markets could directly or indirectly impact our Properties by resulting in lower property values, a decline in revenue, or a decline in customer traffic and, in turn, a decline in our tenants’ sales.

Inflation may adversely affect our financial condition and results of operations.

Although inflation has not materially impacted our operations in the recent past, increased inflation could have a more pronounced negative impact on our mortgage and debt interest and general and administrative expenses, as these costs could increase at a rate higher than our rents. Also, inflation may adversely affect tenant leases with stated rent increases, which could be lower than the increase in inflation at any given time. Inflation could also have an adverse effect on consumer spending which could impact our tenants’ sales and, in turn, our overage rents, where applicable.

Risks Relating to Federal Income Taxes

Our failure to qualify as a REIT would have adverse tax consequences to us and our stockholders.

We cannot assure you that we will remain qualified as a REIT. Qualification as a REIT for federal income tax purposes is governed by highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. If we fail to qualify as a REIT and any available relief provisions do not apply:

•        we will not be allowed a deduction for distributions to stockholders in computing our taxable income;

•        we will be subject to corporate level income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates; and

•        unless entitled to relief under relevant statutory provisions, we will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost.

As a result, net income and funds available for distribution to our stockholders will be reduced for those years in which we fail to qualify as a REIT. Also, we would no longer be required to distribute money to our stockholders. Although we currently intend to operate so as to qualify as a REIT, future economic, market, legal, tax or other considerations might cause us to revoke our REIT election.

SELLING STOCKHOLDERS

The shares of common stock covered by this prospectus supplement are being registered pursuant to provisions of certain registration rights agreements by and among Simon Property, the selling stockholders and other persons. Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information may not represent beneficial ownership for any other purpose. Except as indicated otherwise in the table below, each selling stockholder has sole voting power and disposition power with respect to all shares listed as owned by such selling stockholder. At January 31, 2006, there were 220,381,156 shares of common stock outstanding.

We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may elect not to sell any or all of the shares offered by this prospectus supplement. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholders after completion of the offering, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by the prospectus supplement will be held by the selling stockholders.

The following tables set forth, to our knowledge, certain information about the selling stockholders as of January 31, 2006.

SHARES OF COMMON STOCK REGISTERED FOR RESALE

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering (1)	Percentage of Shares Beneficially Owned Prior to Offering	Number of Shares Offered Hereby	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned After Offering
O’Connor Retail Partners, L.P.	419,061	*	380,241	38,820	*
O’Connor White Plains Corporation	63,106	*	57,578	5,528	*
J. W. O’Connor & Co. Incorporated	5,792	*	5,408	384	*
Joan O’Connor	3,457	*	3,150	307	*
Jeremiah W. O’Connor, Jr.	49,987	*	48,803	1,184	*
O’Connor Trusts (2)	6,568	*	6,059	509	*
Irwin J. Blitt	14,745	*	14,745	0	*
Prairie Investment Company	90,740	*	90,740	0	*

•                      Less than one percent (1%)

(1)          Includes units of limited partnership interest in the Operating Partnership which may be exchanged for shares of common stock on a one-for-one basis or cash.

(2)          The trusts are created by agreements dated July 14, 1980, and December 4, 1981, between Jeremiah W. O’Connor, Jr., as Settler, and Joan O’Connor, as Trustee, for the benefit of his six children.

PLAN OF DISTRIBUTION

The shares covered by this prospectus supplement may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus supplement from one of the selling stockholders as a pledge, gift or other non-sale related transfer. To the extent required, this prospectus supplement may be amended and supplemented from time to time to describe a specific plan of distribution.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be made at a fixed price or prices, which may be changed or at prices on the New York Stock Exchange and under terms then prevailing or at prices related to the then current market price. Sales may also be made in negotiated transactions at negotiated prices, including pursuant to one or more of the following methods:

•        purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus supplement,

•        ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•        an exchange distribution in accordance with the rules of the New York Stock Exchange or other exchange or trading system on which the shares are admitted for trading privileges,

•        sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for the shares,

•        sales in other ways not involving market makers or established trading markets,

•        through put or call transactions relating to the shares,

•        block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, and

•        in privately negotiated transactions.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•        enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume,

•        sell the shares short and redeliver the shares to close out such short positions,

•        enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell, or

•        pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus supplement.

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus supplement, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus supplement and accompanying prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth:

•        the number of shares being offered,

•        the terms of the offering, including the name of any underwriter, dealer or agent,

•        the purchase price paid by any underwriter,

•        any discount, commission and other underwriter compensation,

•        any discount, commission or concession allowed or reallowed or paid to any dealer, and

•        the proposed selling price to the public.

We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of such time as:

•        all of the shares covered by this prospectus supplement have been disposed of pursuant to the Registration Statement or

•        we have delivered to the selling stockholders an opinion of counsel to the effect that such shares may be sold pursuant to Rule 144 without regard to any volume limitations.

PROSPECTUS

SIMON PROPERTY GROUP, INC.

Common Stock
Preferred Stock
Warrants
Depository Shares

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under a “shelf” registration or continuous offering process. We may sell any combination of the securities described in this prospectus in one or more offerings. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus and other offering material.

This prospectus may also be used to offer shares of common stock issued to limited partners of Simon Property Group, L.P.

We or any selling security holder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part, in a supplement to this prospectus, in other offering material related to the securities or may be set forth in one or more documents incorporated by reference in this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “SPG.”

You should read carefully both this prospectus and any prospectus supplement or other offering material before you invest. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 17, 2006

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities offered by us. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement and any other offering material may also add to, update or change information contained in the prospectus or in documents we have incorporated by reference into this prospectus and, accordingly, to the extent inconsistent, information in or incorporated by reference in this prospectus is superseded by the information in the prospectus supplement and any other offering material related to such securities.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC’s public reference room in Washington, D.C. The SEC’s address in Washington, D.C. is 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the securities that may be sold under this prospectus. For further information on us and the securities being offered, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.

WHO WE ARE

We own, develop and manage retail real estate properties, primarily regional malls, Premium Outlet® centers and community/lifestyle shopping centers. We have elected to be taxed as a real estate investment trust or REIT for federal income tax purposes.

The core of our business originated with the shopping center businesses of Melvin Simon, Herbert Simon, David Simon and other members and associates of the Simon family. We have grown significantly by acquiring properties and merging with other real estate companies, including our 1996 merger with DeBartolo Realty Corporation, our 1998 combination with Corporate Property Investors, Inc. and our 2004 acquisition of Chelsea Property Group, Inc.

As of December 31, 2005, we owned or held an interest in 286 income-producing properties in the United States, which consisted of 171 regional malls, 33 Premium Outlet centers, 71 community/lifestyle centers, and 11 other shopping centers or outlet centers in 39 states and Puerto Rico (collectively, the “Properties” and, individually, a “Property”). In addition, we also own interests in ten parcels of land held for future development. Finally, we have ownership interests in 51 European shopping centers (in France, Italy and Poland), 5 Premium Outlet centers in Japan, and one Premium Outlet center in Mexico.

Our predecessor was organized as a Massachusetts business trust in 1971 and reorganized as a Delaware corporation on March 10, 1998. Our principal executive offices are located at National City Center, Suite 15 East, 115 West Washington Street, Indianapolis, Indiana 46204. During 2006, we will be moving our headquarters to 225 West Washington Street, Indianapolis, Indiana 46204. Our telephone number is (317) 636-1600. Our Internet website address is www.simon.com. The information in our website is not incorporated by reference into this prospectus.

If you want to find more information about us, please see the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in this prospectus.

In this prospectus, “we,” “us” and “our” refer to Simon Property Group, Inc. and its subsidiaries. The “Operating Partnership” refers specifically to our majority-owned subsidiary, Simon Property Group, L.P.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of the securities for general corporate purposes, unless otherwise specified in the prospectus supplement relating to a specific offering. Our general corporate purposes may include repaying debt, financing capital commitments and financing future acquisitions. If we decide to use the net proceeds from an offering in some other way, we will describe the use of the net proceeds in the prospectus supplement for that offering.

If a prospectus supplement includes an offering of common stock by selling security holders, we will not receive any proceeds from such sales.

RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

The following table sets forth our historical unaudited ratios of earnings to fixed charges and preferred stock dividends  for the periods indicated:

Year Ended December 31,
2005	2004	2003	2002	2001
1.40x	1.51x	1.50x	1.63x	1.33x

For purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends, “earnings” have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss)  from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. “Fixed charges” consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issuance costs.

The computation of the ratio of earnings to fixed charges and preferred stock dividends has been restated to comply with FASB Statement No. 144 which requires the operating results of the properties sold in the current year to be reclassified to discontinued operations and requires restatement of previous year’s operating results of the properties sold to discontinued operations.

DESCRIPTION OF SECURITIES BEING OFFERED

Authorized Stock

We have the authority to issue 750,000,000 shares of capital stock, par value $0.0001 per share, consisting of the following:

•       400,000,000 shares of common stock,

•       12,000,000 shares of Class B common stock,

•       4,000 shares of Class C common stock,

•       100,000,000 shares of preferred stock, and

•       237,996,000 shares of excess common stock.

Description of Common Stock, Class B Common Stock and Class C Common Stock

Terms of Common Stock.   The holders of shares of common stock:

•       are entitled to one vote per share on all matters to be voted on by stockholders, other than the election of four directors who are elected exclusively by holders of Class B common stock, and the election of two directors who are elected exclusively by holders of Class C common stock;

•       are not entitled to cumulate their votes in the election of directors;

•       are entitled to receive dividends as may be declared from time to time by the board of directors, in its discretion, from legally available assets, subject to preferential rights of holders of preferred stock;

•       are not entitled to preemptive, subscription or conversion rights; and

•       are not subject to further calls or assessments.

The shares of common stock currently outstanding are, and the shares to be sold from time to time in one offering or a series of offerings pursuant to this prospectus will be, validly issued, fully paid and non-assessable. There are no redemption or sinking fund provisions applicable to the common stock.

Terms of Class B Common Stock and Class C Common Stock.   As of December 31, 2005, we had 8,000 shares of Class B common stock outstanding and 4,000 shares of Class C common stock outstanding. Holders of Class B common stock and Class C common stock:

•       are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, other than the election of four directors who are elected exclusively by the holders of Class B common stock and the election of two directors who are elected exclusively by the holders of Class C common stock;

•       are not entitled to cumulative voting for the election of directors; and

•       are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds, subject to preferential rights of holders of preferred stock;

If we are liquidated, each outstanding share of common stock, Class B common stock and Class C common stock, including shares of Excess Common Stock, if any, will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities, subject to the right of the holders of preferred stock, including any excess preferred stock into which shares such series has been converted, to receive preferential distributions.

All outstanding shares of Class B common stock are held in a voting trust of which Melvin, Herbert and David Simon are the voting trustees. The holders of Class B common stock are entitled to elect four of our 13 directors. However, they will be entitled to elect only two directors if their portion of the aggregate equity interest of us, including common stock, Class B common stock and units of limited partnership interests of the Operating Partnership considered on an as-converted basis decreases to less than 50% of the amount that they owned as of August 9, 1996.

Shares of Class B common stock may be converted at the holder’s option into an equal number of shares of common stock. If the aggregate equity interest of the Simon family in us on a fully diluted basis has been reduced to less than 5%, the outstanding shares of Class B common stock convert automatically into an equal number of shares of common stock. Shares of Class B common stock also convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the Simon family. Holders of shares of common stock and Class B common stock have no sinking fund rights, redemption rights or preemptive rights to subscribe for any of our securities.

All outstanding shares of Class C common stock are held by the DeBartolo family. Except with respect to the right to elect directors, as summarized below, each share of Class C common stock has the same rights and restrictions as a share of Class B common stock.

The holders of Class C common stock are entitled to elect two of our 13 directors, one of whom must be an “independent director” as defined in our charter. However, they will be entitled to elect only one director if their portion of the aggregate equity interest of us, including common stock, Class B common stock and units of limited partnership interest in the Operating Partnership considered on an as-converted basis, decreases to less than 50% of the amount that they owned as of August 9, 1996. Shares of Class C common stock may be converted at the holder’s option into an equal number of shares of common stock. If the aggregate equity interest of the DeBartolos in us on a fully diluted basis is reduced to less than 5%, the outstanding shares of Class C common stock convert automatically into an equal number of shares of common stock. Shares of Class C common stock also convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the DeBartolos. Holders of shares of Class C common stock have no sinking fund rights, redemption rights or preemptive rights to subscribe for any of our securities.

Under our charter, so long as any shares of both Class B common stock and Class C common stock are outstanding, the number of members of the board of directors shall be 13. The charter further provides that so long as any shares of Class B common stock, but no Class C common stock, are outstanding, or if any shares of Class C common stock, but no shares of Class B common stock, are outstanding, the number of members of the board of directors shall be nine. Finally, the charter provides that if no shares of Class B common stock or Class C common stock are outstanding, the number of members of the board of directors shall be fixed by the board of directors from time to time. Under the charter, at least a majority of the directors shall be independent directors. The charter further provides that, subject to any separate rights of holders of Preferred Stock or as described below, any vacancies on the board of directors resulting from death, disability, resignation, retirement, disqualification, removal from office, or other cause of a director shall be filled by a vote of the stockholders or a majority of the directors then in office provided that:

•       any vacancy relating to a director elected by the Class B common stock is to be filled by the holders of the Class B common stock; and

•       any vacancy relating to a director elected by the holders of Class C common stock is to be filled as provided in the charter.

The charter provides that, subject to the right of holders of any class or series separately entitled to elect one or more directors, if any such right has been granted, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

Transfer Agent.   Mellon Investor Services LLC is the transfer agent for the shares of common stock.

Preferred Stock

Of the 100,000,000 authorized shares of preferred stock, the following have been designated:

•       209,249 shares of 6.50% Series A Convertible Preferred Stock,

•       5,000,000 shares of 6.50% Series B Convertible Preferred Stock,

•       209,249 shares of Series A Excess Preferred Stock,

•       5,000,000 shares of Series B Excess Preferred Stock,

•       2,700,000 shares of 7.00% Series C Convertible Preferred Stock,

•       2,700,000 shares of 8.00% Series D Cumulative Redeemable Preferred Stock,

•       1,000,000 shares of 8.00% Series E Cumulative Redeemable Preferred Stock,

•       8,000,000 shares of 8 3/4% Series F Cumulative Redeemable Preferred Stock,

•       3,000,000 shares of 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock,

•       4,530,000 shares of Series H Variable Rate Preferred Stock,

•       17,998,848 shares of 6% Series I Convertible Perpetual Preferred Stock, and

•       796,948 shares of 8 3/8% Series J Cumulative Redeemable Preferred Stock.

As of December 31, 2005, there were 8,000,000 shares of Series F Cumulative Redeemable Preferred Stock, 3,000,000 shares of Series G Cumulative Step-Up Premium Rate Preferred Stock, 13,835,174 shares of Series I Convertible Perpetual Preferred Stock and 796,948 shares of Series J Cumulative Redeemable Preferred Stock outstanding. As of December 31, 2005, there were no shares of Series A Convertible Preferred Stock, Series A Excess Preferred Stock, Series B Convertible Preferred Stock, Series B Excess Preferred Stock, Series C Convertible Preferred Stock, Series D Preferred Stock, Series E Cumulative Redeemable Preferred Stock or Series H Variable Rate Preferred Stock outstanding.

Future Series.   This section is only a summary of the preferred stock that we may offer. We urge you to read carefully our charter and the designation we will file in relation to an issue of any particular series of preferred stock before you buy any preferred stock. This section describes the general terms and provisions of the preferred stock we may offer by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of the preferred stock then offered, and the terms and provisions described in this section will apply only to the extent not superceded by the terms of the applicable prospectus supplement.

We are authorized to issue up to 100,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors may issue from time to time shares of preferred stock in one or more series and with the relative powers, rights and preferences and for the consideration our board of directors may determine.

Our board of directors may, without further action of the shareholders, determine and set forth in a designation to the following for each series of preferred stock:

•       the serial designation and the number of shares in that series;

•       the dividend rate or rates, whether dividends shall be cumulative and, if so, from what date, the payment date or dates for dividends, and any participating or other special rights with respect to dividends;

•       any voting powers of the shares;

•       whether the shares will be redeemable and, if so, the price or prices at which, and the terms and conditions on which the shares may be redeemed;

•       the amount or amounts payable upon the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of us prior to any payment or distribution of our assets to any class or classes of our stock ranking junior to the preferred stock;

•       whether the shares will be entitled to the benefit of a sinking or retirement fund and, if so entitled, the amount of the fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the application of the fund;

•       whether the shares will be convertible into, or exchangeable for, shares of any other class or of any other series of the same or any other class of our stock or the stock of another issuer, and if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and any adjustments to the conversion price or rates of exchange at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange; and

•       any other preferences, privileges and powers, and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions, as our board of directors may deem advisable and as shall not be inconsistent with the provisions of our charter.

Depending on the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control of us, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

The preferred stock, when issued, will be fully paid and nonassessable. Unless the applicable prospectus supplement provides otherwise, the preferred stock will have no preemptive rights to subscribe for any additional securities which may be issued by us in the future. The transfer agent and registrar for the preferred stock will be specified in the applicable prospectus supplement.

Warrants

General.   This section describes the general terms and provisions of the warrants that we may offer pursuant to this prospectus. The applicable prospectus supplement will describe the specific terms of the warrants then offered, and the terms and provisions described in this section will apply only to the extent not superceded by the terms of the applicable prospectus supplement.

We may issue warrants for the purchase of common stock or preferred stock. Warrants may be issued alone or together with common stock or preferred stock offered by any prospectus supplement and may be attached to or separate from those securities. Each series of warrants will be issued under warrant agreements between us and a bank or trust company, as warrant agent, which will be described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not act as an agent or trustee for any holders or beneficial holders of warrants.

This section summarizes the general terms and provisions of the forms of warrant agreements and warrant certificates. Because this is only a summary, it does not contain all of the details found in the full text of the warrant agreements and the warrant certificates. We urge you to read the applicable form of warrant agreement and the form of warrant certificate that we will file in relation to an issue of any warrants.

If warrants for the purchase of common stock or preferred stock are offered, the applicable prospectus supplement will describe the terms of those warrants, including the following if applicable:

•       the offering price;

•       the total number of shares that can be purchased upon exercise and, in the case of warrants for preferred stock, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise;

•       the designation and terms of the series of preferred stock with which the warrants are being offered and the number of warrants being offered with each share of common stock or preferred stock;

•       the date on and after which the holder of the warrants can transfer them separately from the related common stock or series of preferred stock;

•       the number of shares of common stock or preferred stock that can be purchased upon exercise and the price at which the common stock or preferred stock may be purchased upon exercise;

•       the date on which the right to exercise the warrants begins and the date on which that right expires;

•       United States federal income tax consequences; and

•       any other terms of the warrants.

Unless the applicable prospectus supplement provides otherwise, warrants will be in registered form only. Until any warrants to purchase preferred stock or common stock are exercised, holders of the warrants will not have any rights of holders of the underlying preferred stock or common stock, including any right to receive dividends or to exercise any voting rights.

A holder of warrant certificates may:

•       exchange them for new certificates of different denominations;

•       present them for registration of transfer; and

•       exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.

Exercise of Warrants.   Each holder of a warrant is entitled to purchase the number of shares of common stock or preferred stock at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates, or a later date if we extend the time for exercise, unexercised warrants will become void.

Unless the applicable prospectus supplement provides otherwise, a holder of warrants may exercise them by following the general procedure outlined below:

•       delivering to the warrant agent the payment required by the applicable prospectus supplement to purchase the underlying security;

•       properly completing and signing the reverse side of the warrant certificate representing the warrants; and

•       delivering the warrant certificate representing the warrants to the warrant agent within five business days of the warrant agent receiving payment of the exercise price.

If you comply with the procedures described above, your warrants will be considered to have been exercised when the warrant agent receives payment of the exercise price. After you have completed those procedures, we will, as soon as practicable, issue and deliver to you preferred stock or common stock that you purchased upon exercise. If you exercise fewer than all of the warrants represented by a warrant certificate, a new warrant certificate will be issued to you for the unexercised amount of warrants. Holders of warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the warrants.

Amendments and Supplements to Warrant Agreements.   Unless the applicable prospectus supplement provides otherwise, the following describes generally the provisions relating to amending and supplementing the warrant agreements.

We may amend or supplement a warrant agreement without the consent of the holders of the applicable warrants if the changes are not inconsistent with the provisions of the warrants and do not materially adversely affect the interests of the holders of the warrants. We and the warrant agent may also modify or amend a warrant agreement and the terms of the warrants if a majority of the then outstanding unexercised warrants affected by the modification or amendment consent. However, no modification or amendment that accelerates the expiration date, increases the exercise price, reduces the majority consent requirement for any modification or amendment or otherwise materially adversely affects the rights of the holders of the warrants may be made without the consent of each holder affected by the modification or amendment.

Warrant Adjustments.   The warrant certificate and the applicable prospectus supplement will describe the events requiring adjustment to the warrant exercise price or the number or principal amount of securities issuable upon exercise of the warrant.

Depositary Shares

General.   We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by the depositary shares will be deposited under a separate deposit agreement between us, the depositary named therein and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each depositary receipt owner will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the preferred stock represented thereby.

Depositary receipts issued pursuant to the applicable deposit agreement will evidence the depositary shares. Immediately following our issuance and delivery of the preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Upon request, we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

Dividends and Other Distributions.   The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto. If the depositary determines that it is not feasible to make such distribution, the depositary may, with our approval, sell the property and distribute the net proceeds from such sale to the holders.

Withdrawal of Stock.   Upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption, the holders thereof will be entitled to delivery, to or upon such holders’ order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such shares of preferred stock will not be entitled to receive depositary shares for the preferred stock. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to the holder a new depositary receipt evidencing the excess number of depositary shares.

Redemption of Depositary Shares.   Provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the redemption date, whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected as nearly as may be practicable without creating fractional depositary shares, pro rata, or by any other equitable method we determine.

From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock so called for redemption will cease to accrue, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled to receive upon such redemption upon surrender to the depositary of the depositary receipts representing the depositary shares.

Voting of the Preferred Stock.   Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares that represent such preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder’s depositary shares. The depositary will vote the amount of preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares, it will abstain from voting the amount of preferred stock represented by such depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from the depositary’s negligence or willful misconduct.

Liquidation Preference.   Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Stock.   Except with respect to certain conversions in connection with the preservation of our REIT status, the depositary shares are not convertible into our common stock or any other of our securities or property. Nevertheless, if the applicable prospectus supplement so specifies, the holders of the depositary receipts may surrender their depositary receipts to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred stock represented by the depositary shares evidenced by such depositary receipts into whole shares of common stock, other shares of our preferred stock or other shares of our capital stock, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion of the depositary shares utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the depositary will issue a new depositary receipt for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement.   By agreement, we and the depositary at any time can amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to holders of the related preferred stock will be effective only if the existing holders of at least two-thirds of the depositary shares have approved the amendment. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time an amendment becomes effective shall be deemed, by continuing to hold the depositary receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby.

Upon 30 days’ prior written notice to the depositary, we may terminate the deposit agreement if (a) such termination is necessary to preserve our status as a REIT or (b) a majority of each series of preferred stock affected by such termination consents to such termination. Upon the termination of the deposit agreement, the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts together with any other property held by the depositary with respect to the depositary receipt. If the deposit agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.

The deposit agreement will automatically terminate if (a) all outstanding depositary shares shall have been redeemed, (b) there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or (c) each share of the related preferred stock shall have been converted into our capital stock not so represented by depositary shares.

Charges of Depositary.   We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay certain other transfer and other taxes and governmental charges. The holders will also pay the fees and expenses of the depositary for any duties, outside of those expressly provided for in the deposit agreement, the holders request to be performed.

Resignation and Removal of Depositary.   The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary, any such resignation or removal will take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of $50,000,000 or more.

Miscellaneous.   The depositary will forward to holders of depositary receipts any reports and communications from us which are received by the depositary with respect to the related preferred stock.

We and the depositary will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and the depositary’s obligations under the deposit agreement will be limited to performing the duties thereunder in good faith and without negligence, in the case of any action or inaction in the voting of preferred stock represented by the depositary shares, gross negligence or willful misconduct. If satisfactory indemnity is furnished, we and the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depositary receipts for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

IMPORTANT PROVISIONS OF OUR GOVERNING DOCUMENTS AND DELAWARE LAW

Partnership Agreement

The limited partnership agreement of the Operating Partnership contains voting requirements that limit the possibility that we will be acquired or undergo a change in control, even if some of our stockholders believe that a change would be in our and their best interests. Specifically, the partnership agreement provides that we must have the approval of the holders of a majority of the units of limited partnership interest held by limited partners in order to:

•       merge, consolidate or engage in any combination with another person other than a general partner of the Operating Partnership, or

•       sell all or substantially all of our assets.

Delaware Law and Certain Charter and By-law Provisions

Our charter and by-laws and certain provisions of the Delaware General Corporation Law may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder would consider in its best interest. This includes an attempt that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. They are also expected to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms.

Delaware Anti-Takeover Law.   We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years after the time at which the person became an interested stockholder unless:

•       prior to that time, the board of directors approved either the business combination or transaction in which the stockholder became an interested stockholder; or

•       upon becoming an interested stockholder, the stockholder owned at least 85% of the corporation’s outstanding voting stock other than shares held by directors who are also officers and certain employee benefit plans; or

•       the business combination is approved by both the board of directors and by holders of at least 66 2/3% of the corporation’s outstanding voting stock at a meeting and not by written consent, excluding shares owned by the interested stockholder.

For these purposes, the term “business combination” includes mergers, asset sales and other similar transactions with an “interested stockholder.” “Interested stockholder” means a person who, together with its affiliates and associates, owns, or under certain circumstances has owned within the prior three years, more than 15% of the outstanding voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, we have not made this election.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals.   Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders. This procedure provides that

•       the only persons who will be eligible for election as directors are persons who are nominated by or at the direction of the board of directors, or by a stockholder who has given timely written notice containing specified information to the Secretary prior to the meeting at which directors are to be elected, and

•       the only business that may be conducted at an annual meeting is business that has been brought before the meeting by or at the direction of the Chairman of the board of directors or by a stockholder who has given timely written notice to the Secretary of the stockholder’s intention to bring the business before the meeting.

In general, we must receive written notice of stockholder nominations to be made or business to be brought at an annual meeting not less than 120 days prior to the first anniversary of the date of the proxy statement for the previous year’s annual meeting, in order for the notice to be timely. The notice must contain information concerning the person or persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

The purposes of requiring stockholders to give us advance notice of nominations and other business include the following:

•       to afford the board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business;

•       to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about such qualifications or business; and

•       to provide a more orderly procedure for conducting meetings of stockholders.

Our by-laws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals for action. However, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Our by-laws may also discourage or deter a third party from soliciting proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our stockholders.

Director Action.   Our charter and by-laws and the Delaware General Corporation Law generally require that a majority of a quorum is necessary to approve any matter to come before the board of directors. Certain matters, including sales of property, transactions with the Simons or the DeBartolos and certain affiliates and certain other matters, will also require approval of a majority of the independent directors on the board of directors.

Director Liability Limitation and Indemnification.   Our charter provides that no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. This will not, however, eliminate or limit the liability of a director for the following:

•       any breach of the director’s duty of loyalty to us and our stockholders;

•       acts or omissions not in good faith;

•       any transaction from which the director derived an improper personal benefit; or

•       any matter in respect of which the director would be liable under Section 174 of the Delaware General Corporation Law.

These provisions may discourage stockholders’ actions against directors. Directors’ personal liability for violating the federal securities laws is not limited or otherwise affected. In addition, these provisions do not affect the ability of stockholders to obtain injunctive or other equitable relief from the courts with respect to a transaction involving gross negligence on the part of a director.

Our charter provides that we shall indemnify to the fullest extent permitted under and in accordance with Delaware law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that

•       he is or was our director or officer, or

•       is or was serving at our request as a director, officer or trustee of or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise.

With respect to such persons, we shall indemnify against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the following standards are met:

•       the person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and,

•       with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The Delaware General Corporation Law provides that indemnification is mandatory where a director or officer has been successful on the merits or otherwise in the defense of any proceeding covered by the indemnification statute.

The Delaware General Corporation Law generally permits indemnification for expenses incurred in the defense or settlement of third-party actions or action by or in right of the corporation, and for judgments in third-party actions, provided the following determination is made:

•       the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, or

•       in a criminal proceeding, the person had no reason to believe his or her conduct to be unlawful.

The determination must be made by directors who were not parties to the action, or if directed by such directors, by independent legal counsel or by a majority vote of a quorum of the stockholders. Without court approval, however, no indemnification may be made in respect of any action by or in right of the corporation in which such person is adjudged liable.

Under Delaware law, the indemnification provided by statute shall not be deemed exclusive of any rights under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the liability of officers may not be eliminated or limited under Delaware law.

The right of indemnification, including the right to receive payment in advance of expenses, conferred by our charter is not exclusive of any other rights to which any person seeking indemnification may otherwise be entitled.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

Our charter contains certain restrictions on the number of shares of capital stock that individual stockholders may own. Certain requirements must be met for us to maintain our status as a REIT, including the following:

•       not more than 50% in value of the outstanding capital stock of Simon Property may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of a taxable year other than the first year, and

•       the capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

In part because we currently believe it is essential for Simon Property to maintain its status as a REIT, the provisions of our charter with respect to Excess Stock contain restrictions on the acquisition of our capital stock intended to ensure compliance with these requirements.

Our charter provides that, subject to certain specified exceptions, no stockholder may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than the ownership limit. The ownership limit is equal to 8%, or 18% in the case of the Simons, of any class of capital stock. The ownership limit is calculated based on the lower of outstanding shares, voting power or value. The board of directors may exempt a person from the ownership limit if the board of directors receives a ruling from the Internal Revenue Service or an opinion of tax counsel that such ownership will not jeopardize Simon Property’s status as a REIT.

Anyone acquiring shares in excess of the ownership limit will lose control over the power to dispose of the shares, will not receive dividends declared and will not be able to vote the shares. In the event of a purported transfer or other event that would, if effective, result in the ownership of shares of stock in violation of the ownership limit, the transfer or other event will be deemed void with respect to that number of shares that would be owned by the transferee in excess of the ownership limit. The intended transferee of the excess shares will acquire no rights in those shares of stock. Those shares of stock will automatically be converted into shares of Excess Stock according to rules set forth in the charter.

Upon a purported transfer or other event that results in Excess Stock, the Excess Stock will be deemed to have been transferred to a trustee to be held in trust for the exclusive benefit of a qualifying charitable organization designated by Simon Property. The Excess Stock will be issued and outstanding stock, and it will be entitled to dividends equal to any dividends which are declared and paid on the stock from which it was converted. Any dividend or distribution paid prior to the discovery by Simon Property that stock has been converted into Excess Stock is to be repaid upon demand. The recipient of the dividend will be personally liable to the trust. Any dividend or distribution declared but unpaid will be rescinded as void with respect to the shares of stock and will automatically be deemed to have been declared and paid with respect to the shares of Excess Stock into which the shares were converted. The Excess Stock will also be entitled to the voting rights as are ascribed to the stock from which it was converted. Any voting rights exercised prior to discovery by Simon Property that shares of stock were converted to Excess Stock will be rescinded and recast as determined by the trustee.

While Excess Stock is held in trust, an interest in that trust may be transferred by the purported transferee, or other purported holder with respect to the Excess Stock, only to a person whose ownership of the shares of stock would not violate the ownership limit. Upon such transfer, the Excess Stock will be automatically exchanged for the same number of shares of stock of the same type and class as the shares of stock for which the Excess Stock was originally exchanged.

Our charter contains provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Stock may not receive in return for such a transfer an amount that reflects any appreciation in the shares of stock for which the Excess Stock was exchanged during the period that the Excess Stock was outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid over to the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Stock may be deemed, at the option of Simon Property, to have acted as an agent on behalf of the trust in acquiring or holding the Excess Stock and to hold the Excess Stock on behalf of the trust.

Our charter further provides that Simon Property may purchase, for a period of 90 days during the time the Excess Stock is held by the trustee in trust, all or any portion of the Excess Stock from the original transferee-stockholder at the lesser of the following:

•       the price paid for the stock by the purported transferee, or if no notice of such purchase price is given, at a price to be determined by the board of directors, in its sole discretion, but no lower than the lowest market price of such stock at any time prior to the date Simon Property exercises its purchase option, and

•       the closing market price for the stock on the date Simon Property exercises its option to purchase.

The 90-day period begins on the date of the violative transfer or other event if the original transferee-stockholder gives notice to Simon Property of the transfer or, if no notice is given, the date the board of directors determines that a violative transfer or other event has occurred.

Our charter further provides that in the event of a purported issuance or transfer that would, if effective, result in Simon Property being beneficially owned by fewer than 100 persons, such issuance or transfer would be deemed null and void, and the intended transferee would acquire no rights to the stock.

All certificates representing shares of any class of our stock bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution rules of the Internal Revenue Code, more than 5%, or such other percentage as may be required by the Internal Revenue Code or regulations promulgated thereunder, of the outstanding stock must file an affidavit with Simon Property containing the information specified in the charter before January 30 of each year. In addition, each stockholder shall, upon demand, be required to disclose to Simon Property in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of directors deems necessary to comply with the provisions of the charter or the Internal Revenue Code applicable to a REIT.

The Excess Stock provision will not be removed automatically even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving Simon Property’s status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of Simon Property without the approval of its board of directors.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is based on the opinion of Baker & Daniels LLP, our tax counsel, as to the material United States federal income tax considerations involved in our treatment as a REIT. This discussion is based on:

•       the facts described in the registration statement of which this prospectus supplement is a part;

•       the Internal Revenue Code of 1986, as amended;

•       current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code;

•       the legislative history of the Internal Revenue Code;

•       current administrative interpretations and practices of the Internal Revenue Service (“IRS”); and

•       court decisions,

all as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS, except with respect to the particular taxpayers who requested and received those rulings. Future legislation, treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. The tax considerations contained in this discussion may be challenged by the IRS, and we have not requested, and do not plan to request, any rulings from the IRS concerning the tax treatment of the exchange of unregistered notes for the exchange notes.

As a condition to the closing of each offering of securities offered by this prospectus, as otherwise specified in the applicable prospectus supplement, our tax counsel will render an opinion to the underwriters of that offering to the effect that, commencing with our taxable year December 31, 1973, we (as Corporate Property Investors) have been organized in conformity with the requirements for qualification as a REIT, and our method of operation has enabled us to meet, and our proposed method of operation will enable us to continue to meet, the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations that we will make as to factual matters, including representations to be made in a factual certificate to be provided by one of our officers. In addition, this opinion will be based on our factual representations set forth in this prospectus and in the applicable prospectus supplement. Our tax counsel will have no obligation to update its opinion subsequent to the date it is rendered. Moreover, our qualification and taxation as a REIT depend on our ability to meet, through actual annual operating results, asset diversification, distributions and diversity of stock ownership, the various qualification tests imposed by the Code, discussed below, the results of which will not be reviewed by our tax counsel. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

Taxation of Simon Property

General.   We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. We believe we have been organized and operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code. We intend to continue to operate in this manner. However, our qualification and taxation as a REIT depend upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code. Accordingly, we cannot assure you that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The sections of the Internal Revenue Code that relate to the qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation,”—at the corporate level when earned and again at the stockholder level when distributed—that generally results from investment in a corporation. However, we will be subject to federal income tax as follows:

•       We will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•       We may be subject to the “alternative minimum tax” on items of tax preference under certain circumstances.

•       If we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (2) other specified nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income. Foreclosure property is defined generally as property acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•       We will be subject to a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

•       If we fail to satisfy the 75% gross income test or the 95% gross income test (described below) but have maintained our qualification as a REIT because we satisfied certain other requirements, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) the amount by which we fail the 75% gross income test, discussed below and (ii) the amount by which we fail the 95% gross income test (b) multiplied by a fraction intended to reflect our profitability.

•       If we fail to satisfy any of the REIT asset tests (described below) by more than a de minimis amount, due to reasonable cause, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

•       If we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•       We will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed, or deemed distributed, during each calendar year. The required distribution for a calendar year equals the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•       If we acquire any asset from a corporation which is or has been a C corporation, i.e., generally a corporation subject to full corporate-level tax, in a transaction such as a merger or other reorganization in which the basis of the acquired asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, then the acquired asset will be treated as a built-in gain asset. If we subsequently recognize gain on the disposition of the built-in gain asset during the ten-year period beginning on the date on which we acquired the asset, then we will be subject to tax at the highest regular corporate tax rate on this gain to the extent of the built-in gain. The built-in gain is equal to the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the ten-year period. The results described in this paragraph with respect to the recognition of built-in gain assume that the C corporation from which the built-in gain asset was acquired will not make an election pursuant to section 1.337(d)-7(c)(5) of the Treasury Regulations. An election pursuant to section 1.337(d)-7(c)(5) of the Treasury Regulations would cause the C corporation to recognize gain as if it had sold the property we acquired to an unrelated party at fair market value. In the event of such an election, the property we acquired would not be treated as a built-in gain asset and we would not be subject to a corporate level tax if we sold the property within ten years.

•       We could be subject to a 100% tax attributable to certain non-arm’s length transactions with any of our taxable REIT subsidiaries or with tenants that receive services from such taxable REIT subsidiaries.

Requirements for Qualification as a REIT.   The Internal Revenue Code defines a REIT as a corporation, trust or association that:

•       is managed by one or more trustees or directors;

•       issues transferable shares or transferable certificates to evidence its beneficial ownership;

•       would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

•       is not a financial institution or an insurance company within the meaning of certain provisions of the Internal Revenue Code;

•       is beneficially owned by 100 or more persons;

•       not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of each taxable year; and

•       meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Internal Revenue Code provides that the first four conditions must be met during the entire taxable year and that the fifth condition must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. The fifth and sixth conditions do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of the sixth condition, pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception with respect to pension funds.

We believe that we have satisfied each of these conditions. In addition, our charter provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described above. These ownership and transfer restrictions are described in “Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements. If we fail to satisfy these share ownership requirements, our status as a REIT will terminate, unless we are eligible for specified relief provisions as described below. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the share ownership requirement, we will be treated as having met that requirement.

In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships and Qualified REIT Subsidiaries.   In the case of a REIT which is a partner in a partnership, the Treasury Regulations provide that the REIT will be deemed to own its proportionate share, generally in proportion to its capital interest in such partnership, of the assets of the partnership. Also, the REIT will be deemed to be entitled to the income of the partnership attributable to its proportionate share, based on its capital interest, of such assets. The character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of the Operating Partnership, including the Operating Partnership’s share of these items of any partnership in which it owns an interest, are treated as our assets and items of our income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in “—Tax Aspects of the Operating Partnership and the Joint Ventures.”  We have direct control of the Operating Partnership and will continue to operate it consistent with the requirements for our qualification as a REIT. However, the Operating Partnership has non-managing ownership interests in certain joint ventures. If a joint venture takes or expects to take actions which could jeopardize our status as a REIT or subject us to tax, we may be forced to dispose of our interest in such joint venture. In addition, it is possible that a joint venture could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the joint venture or take other corrective action on a timely basis. In such a case, we could fail to qualify as a REIT.

We own 100% of the stock of several subsidiaries that are qualified REIT subsidiaries and we may acquire stock of one or more new subsidiaries. A subsidiary will qualify as a qualified REIT subsidiary if we hold 100% of its stock and we do not elect to treat the subsidiary as a taxable REIT subsidiary. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as our assets, liabilities and such items, as the case may be, for all purposes of the Internal Revenue Code, including the REIT qualification tests. For this reason, references under “Certain Federal Income Tax Considerations” to our income and assets include the income and assets of each of our qualified REIT subsidiaries. A qualified REIT subsidiary will not be subject to federal income tax, and our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the value or total voting power of such issuer or more than 5% of the value of our total assets, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries.   The Internal Revenue Code provides that for taxable years beginning after December 31, 2000, REITs may own more than ten percent of the voting power and value of securities in taxable REIT subsidiaries. A corporation is treated as a taxable REIT subsidiary if a REIT owns stock in the corporation and the REIT and the corporation jointly elect such treatment in accordance with the requirements specified by the IRS. In the event such an election is made, any corporation of which the taxable REIT subsidiary owns 35% of the total voting power or value of the outstanding securities is also treated as a taxable REIT subsidiary.

Although the activities and income of taxable REIT subsidiaries are subject to tax at regular corporate tax rates, taxable REIT subsidiaries are permitted to engage in certain activities that the REIT could not engage in itself. Additionally, under certain limited conditions, a REIT may receive income from a taxable REIT subsidiary that would be treated as rent. See the discussion under “—Income Tests” below. As discussed more fully under “—Asset Tests” below, not more than 20% of the fair market value of a REIT’s assets can be composed of securities of taxable REIT subsidiaries and stock of a taxable REIT subsidiary is not a qualified asset for purposes of the 75% asset test.

The amount of interest on related party debt a taxable REIT subsidiary may deduct is limited. Further, a 100% excise tax applies to any interest payments by a taxable REIT subsidiary to its affiliated REIT to the extent the interest rate is set above a commercially reasonable level. A taxable REIT subsidiary is permitted to deduct interest payments to unrelated parties without any such restrictions.

The Internal Revenue Code allows the Internal Revenue Service to reallocate costs between a REIT and its taxable REIT subsidiary. Any deductible expenses allocated away from a taxable REIT subsidiary would increase its tax liability, and the amount of such increase would be subject to interest charges. Further, any amount by which a REIT understates its deductions and overstates those of its taxable REIT subsidiary will, subject to certain exceptions, be subject to a 100% excise tax.

Affiliated REITs.   We own, indirectly through the Operating Partnership, more than 99% of the outstanding stock of Retail Property Trust, a Massachusetts business trust, Chelsea Property Group, Inc., a Maryland corporation, and Simon Kravco LLC, a Delaware limited liability company, each of which has elected to be taxed as a REIT. Each of these subsidiaries must meet the same tests discussed above that apply to us. Each of them may be subject to tax on certain of its income as discussed above. See, “—Taxation of Simon Property—General.” The failure of any or all of them to qualify as a REIT would cause us to fail to qualify as a REIT because we would own more than 10% of the voting securities and value of an issuer that was not a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary. As a result, each of these subsidiaries must also satisfy the REIT tests that are discussed in this section. We believe that each of these subsidiaries has satisfied those tests and have been organized and operated in a manner that will permit it to qualify as a REIT.

Income Tests.   We must satisfy two gross income requirements annually to maintain qualification as a REIT. First, in each taxable year, we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including “rents from real property,” dividends from other REITs (but not taxable REIT subsidiaries), and, in certain circumstances, income from certain types of temporary investments. Second, in each taxable year, we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from these real property investments, dividends, including dividends from taxable REIT subsidiaries, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•       the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•       except for rents received from a taxable REIT subsidiary as discussed below, rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns, in the case of a corporate tenant, 10% or more of the stock by vote or value of such tenant, and, in the case of any other tenant, 10% or more of the profits or capital of such tenant;

•       if rent is received from a taxable REIT subsidiary with respect to any property, no more than 10% of the leased space at the property may be leased to taxable REIT subsidiaries and related party tenants and rents received from such property must be substantially comparable to rents paid by other tenants, except related party tenants, of the REIT’s property for comparable space;

•       if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as “rents from real property;” and

•       for rents received to qualify as “rents from real property,” the REIT generally must not furnish or render services to the tenants of the property, subject to a 1% de minimis exception, other than through an independent contractor from whom the REIT derives no revenue or through a taxable REIT subsidiary. The REIT may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property.

We do not and will not, as the general partner of the Operating Partnership, permit the Operating Partnership to:

•       charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a percentage of receipts or sales, as described above;

•       lease any property to a related party tenant unless we determine that the income from such lease would not jeopardize our status as a REIT;

•       lease any property to a taxable REIT subsidiary, unless we determine not more than 10% of the leased space at such property is leased to related party tenants and our taxable REIT subsidiaries and the rents received from such lease are substantially comparable to those received from other tenants, except rent from related party tenants, for comparable space;

•       derive rental income attributable to personal property, other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

•       perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary, unless we determine that the income from such services would not jeopardize our status as a REIT.

Although members of the Simon family may own up to a 10% interest in our tenants, the Simon family does not currently own a sufficient interest to cause any of our tenants to become a related party tenant with the exception of one small tenant in Circle Center Mall in Indianapolis, Indiana. Income from a related party tenant does not qualify in satisfying our 75% income test or our 95% income test. As previously indicated, we will not lease property to any related party tenant unless we determine that the income from such tenant would not jeopardize our status as a REIT.

Although the Operating Partnership and other of our affiliates perform all development, construction and leasing services for, and operate and manage, wholly-owned properties directly without using an “independent contractor,” we believe that, in almost all instances, the only services to be provided to lessees of these properties are those usually or customarily rendered in connection with the rental of space for occupancy only. To the extent any noncustomary services are provided, such services shall generally, but not necessarily in all cases, be performed by a taxable REIT subsidiary. In any event, we intend to limit the amounts we receive for noncustomary services that may constitute “impermissible tenant service income” from any one property to 1% or less of the total amount collected from such property during the taxable year.

A REIT is subject to a 100% excise tax on any rents it receives from tenants receiving services from the REIT’s taxable REIT subsidiary to the extent such rents are above the amount that would be charged to tenants not receiving such services, unless:

•       the taxable REIT subsidiary provides a substantial amount of services to third parties at the same prices offered to tenants of the REIT;

•       rents for comparable leased space at the REIT’s property received from tenants not receiving such services and leasing at least 25% of the REIT’s net leasable space are comparable to rents charged to tenants who receive services from the taxable REIT subsidiary and charges for such services are separately stated; or

•       income from the taxable REIT subsidiary providing services to the REIT’s tenants is at least 150% of the direct costs of providing the services.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Internal Revenue Code. Generally, the relief provisions would apply to us if:

•       following our identification of the failure to meet these tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury regulations to be issued; and

•       Our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Simon Property—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our excess net income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodic monitoring of our income.

Asset Tests.   At the close of each quarter of our taxable year, we also must satisfy three tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, including stock of other REITs, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a long-term (at least five years) public debt offering, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries, and except with respect to taxable REIT subsidiaries and qualified REIT subsidiaries, of the investments included in the 25% asset class, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, we may not own more than 10% of any one issuer’s outstanding voting securities and we may not own more than 10% of the total value of any one issuer’s outstanding securities other than certain securities qualifying as “straight debt” and other excluded securities, as described in the Internal Revenue Code, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. Additionally, (1) our interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test, and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of our interest as a partner in the partnership.

Not more than 20% of the fair market value of a REIT’s assets can be composed of securities of taxable REIT subsidiaries and securities of taxable REIT subsidiaries are not real estate assets for purposes of the 75% asset test. The value of the securities of our taxable REIT subsidiaries does not exceed 20% of the fair market value of our assets and more than 75% of our assets are represented by real estate assets without treating the securities of our taxable REIT subsidiaries as real estate assets.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, including an increase in our interests in assets held, directly or indirectly, by the Operating Partnership, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe we have maintained and will continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to satisfy the 5% or 10% asset tests described above after the 30 day cure period, we will be deemed to have met such tests if the value of our non-qualifying assets (1) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000 and (2) we take such action as is necessary for us to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by taking steps including (1) meeting the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (2) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets, and (3) disclosing certain information to the IRS. If we do not meet the conditions of these relief provisions, or if we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual Distribution Requirements.   To maintain qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the difference between (1) the sum of 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and net capital gain, and 90% of our after-tax net income, if any, from foreclosure property, and (2) the amount of certain items of noncash income, i.e., income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable, in excess of 5% of “REIT taxable income.” In addition, if we are allocated any built-in gain as a result of the disposition during the restriction period of any asset subject to the built-in gain rules, then we will be required to distribute at least 90% of such built-in gain less the amount of tax we incurred as a result of such gain.

Dividends declared and payable to stockholders of record in the last three months of any year must be paid by the end of January of the year following the taxable year in which the dividends were declared, unless they were declared before the due date of our tax return for the taxable year in which they were declared. If they were declared before such due date, whether declared in the last three months of the year or otherwise, they must be distributed on or before the end of January of the following taxable year, or, if later, the earlier of the first regular dividend payment after the declaration or the close of the taxable year following the taxable year to which they relate. The amount distributed must not be preferential. This means that every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. We believe we have made and will continue to make timely distributions sufficient to satisfy these annual distribution requirements.

We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends. To the extent we satisfy the distribution requirements but distribute less than 100% of the net capital gain or 100% of our REIT taxable income, we will be subject to tax on such income at regular corporate rates.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Furthermore, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Property Transfers.   Any gain we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by the Operating Partnership, either directly or through its subsidiary partnerships, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with the Operating Partnership’s investment objectives. However, the Internal Revenue Service may successfully contend that some or all of the sales made by the Operating Partnership or its subsidiaries are prohibited transactions. We would be subject to the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction and non-corporate stockholders may be eligible for reduced rates of tax on dividend distributions. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Operating Partnership and the Joint Ventures

General.   All of our income-producing properties are held directly or indirectly through the Operating Partnership. In addition, the Operating Partnership holds certain of its investments indirectly through joint ventures. In general, partnerships are “pass-through” entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include in our income our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by the Operating Partnership and joint ventures. See “—Taxation of Simon Property.”

Entity Classification.   Our interests in the Operating Partnership and its subsidiary partnerships, including joint ventures, involve special tax considerations, including the possibility of a challenge by the Internal Revenue Service of the status of the Operating Partnership or a subsidiary partnership as a partnership as opposed to an association taxable as a corporation for federal income tax purposes. If the Operating Partnership or a subsidiary partnership were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and preclude us from satisfying the asset tests and possibly the income tests. See “—Taxation of Simon Property—Asset Tests” and “—Income Tests”. This, in turn, would prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in the Operating Partnership’s or a partnership’s status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Treasury Regulations that apply for tax periods beginning on or after January 1, 1997 provide that a domestic business entity not otherwise classified as a corporation and which has at least two members will be taxed as a partnership for federal income tax purposes unless it elects to be treated as a corporation or it was in existence prior to January 1, 1997, and it reported its income as a corporation under the entity classification Treasury Regulations in effect prior to this date. In addition, such an entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. The Operating Partnership and each of its subsidiary partnerships have claimed classification as a partnership under the final Treasury Regulations, and, as a result, we believe such partnerships will be classified as partnerships for federal income tax purposes.

The Treasury Regulations also provide that certain specified foreign entities are taxed as corporations. Foreign entities with two or more members are taxed as partnerships if (1) at least one of the members has unlimited liability for the liabilities of the entity or (2) the entity elects to be taxed as a partnership. Each foreign entity having two or more members in which we are treated as an owner for tax purposes has elected or will elect to be taxed as a partnership or as a taxable REIT subsidiary. Certain foreign entities with only one member are also taxed as corporations unless the entity elects to have its existence as separate from its member disregarded for tax purposes. A foreign entity with a single member is also disregarded for tax purposes if the member has unlimited liability for such entity’s debts. Each eligible foreign entity in which we are the only member has elected or will elect to be treated as a disregarded entity.

We intend to elect to treat each foreign entity in which we acquire an interest as a partnership, a disregarded entity or a taxable REIT subsidiary. However, on occasion, our foreign partners have acquired or organized additional foreign entities or changed the legal status of existing foreign entities in which we have an interest without informing us. As a result, we have been forced to seek extensions of time from the IRS to file the appropriate elections. Each of the requested extensions has been granted by the IRS. We believe that we have procedures in place to prevent the recurrence of similar problems. However, if we subsequently fail to file an appropriate election with respect to any entity in which we directly or indirectly own an interest, there can be no assurance that the IRS would grant an extension of time to file an election with respect to those entities. In such event, the failure to obtain an extension of time could result in termination of our REIT status.

Allocations of Operating Partnership Income, Gain, Loss and Deduction.   A partnership is not a taxable entity for federal income tax purposes. Rather, a partner is required to take into account its allocable share of a partnership’s income, gains, losses, deductions and credits for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any distributions from the partnership. Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under section 704(b) of the Internal Revenue Code if they do not comply with the provisions of section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder as to substantial economic effect.

If an allocation is not recognized for federal income tax purposes because it does not have substantial economic effect, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss of the Operating Partnership and subsidiary partnerships are intended to comply with the requirements of section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

Taxation of Taxable U.S. Stockholders

As used below, the term “U.S. stockholder” means a holder of shares of our common or preferred stock who, for United States federal income tax purposes, is:

•       a citizen or resident of the United States;

•       a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

•       an estate the income of which is subject to United States federal income taxation regardless of its source; or

•       a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders.

Distributions Generally.   As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. Individual U.S. stockholders may be eligible for reduced rates of tax to the extent that these distributions constitute “qualified dividend income”. Such amounts will be specified in a written notice to stockholders. However, we do not expect a significant portion of the distributions will be eligible for treatment as “qualified dividend income.”  For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred stock and then to the common stock.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted basis, but not below zero, which each U.S. stockholder has in his shares of stock for tax purposes by the amount of the distribution in excess of current and accumulated earnings and profits. Such distributions in excess of a U.S. stockholder’s adjusted basis in its shares will be taxable as capital gains, provided that the shares have been held as a capital asset, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends declared in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends.   Dividends to U.S. stockholders that are properly designated by us as capital gain dividends will be treated as long-term capital gain to the extent they do not exceed our actual net capital gain for the taxable year without regard to the period for which the stockholder has held its stock. Dividends designated as capital gains will be taxed to each individual at a rate up to 25% depending on the tax characteristics of the assets which produced such gain and such individual’s situation. Corporate stockholders, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on some or all of our undistributed net capital gains, in which case our stockholders will include such retained amount in their income. In that event, the stockholders would be entitled to a tax credit or refund in the amount of the tax we paid on the undistributed gain allocated to the stockholders, and the stockholders would be entitled to increase their tax basis by the amount of undistributed capital gains allocated to such stockholders reduced by the amount of the credit.

Passive Activity Losses and Investment Interest Limitations.   Dividends that Simon Property pays and gain arising from the sale or exchange by a U.S. stockholder of shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. Dividends, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of shares, however, will not be treated as investment income except to the extent the stockholder elects to reduce the amount of his net capital gain eligible for the capital gains rate.

Dispositions of Shares

A U.S. stockholder will recognize gain or loss on the sale or exchange of shares of stock to the extent of the difference between the amount realized on such sale or exchange and the holders’ adjusted tax basis in such shares. Such gain or loss generally will constitute long-term capital gain or loss if the holder has held such shares for more than one year. Individual taxpayers are generally subject to a maximum tax rate of 15% on long-term capital gain, but stockholders subject to the alternative minimum tax may be taxed at a rate of 25% on some or all of their long-term capital gain. Losses incurred on the sale or exchange of shares of stock held for one year or less, after applying certain holding period rules, however, will generally be deemed long-term capital loss to the extent of any long-term capital gain dividends received by the U.S. stockholder and undistributed capital gains allocated to such U.S. stockholder with respect to such shares.

Taxation of Tax-Exempt U.S. Stockholders

The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt pension trust and certain other tax-exempt entities. Based on that ruling, provided that a tax-exempt stockholder (except certain tax-exempt stockholders described below), has not held its shares as “debt financed property” within the meaning of the Internal Revenue Code and the shares are not otherwise used in an unrelated trade or business, dividend income from us will not be unrelated business taxable income to a tax-exempt stockholder. Generally, “debt financed property” means shares of stock, the acquisition of which was financed through a borrowing by the tax-exempt stockholder. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless a tax-exempt stockholder has held its shares as “debt financed property” within the meaning of the Internal Revenue Code or has used the shares in its unrelated trade or business.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly deduct amounts set aside or place the dividend in reserve in accordance with the provisions of the Code applicable to those organizations. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as unrelated business taxable income as to certain types of trusts which hold more than 10% (by value) of the interests in the REIT. A REIT will not be a “pension held REIT” if it is not “predominantly held” by tax-exempt pension trusts. We do not anticipate that we will be predominantly held by tax-exempt pension trusts within the meaning of the Internal Revenue Code and accordingly, believe that dividends we pay to tax-exempt pension trusts should not be treated as unrelated business taxable income.

Special Tax Considerations For Foreign Stockholders

The rules governing United States federal income taxation of non-U.S. stockholders, including non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates, are complex, and the following discussion is intended only as a summary of such rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws on an investment in our stock, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws.

In general, non-U.S. stockholders will be subject to regular United States federal income tax with respect to their investment in us if such investment is “effectively connected” with the non-U.S. stockholder’s conduct of a trade or business in the United States. A corporate non-U.S. stockholder that receives income that is, or is treated as, effectively connected with a United States trade or business may also be subject to the branch profits tax under section 884 of the Internal Revenue Code, which is payable in addition to regular United States corporate income tax. The following discussion will apply to non-U.S. stockholders whose investment in us is not so effectively connected. We expect to withhold United States income tax, as described below, on the gross amount of any distributions paid to a non-U.S. stockholder unless (1) the non-U.S. stockholder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is “effectively connected” or (2) certain other exceptions apply.

A distribution that is not attributable to gain from the sale or exchange by us of a United States real property interest and that is not designated by us as a capital gain dividend will be treated as an ordinary income dividend to the extent made out of current or accumulated earnings and profits. Generally, an ordinary income dividend will be subject to tax at the rate of 30% of the gross amount of the distribution unless such tax is reduced or eliminated by an applicable tax treaty. A distribution in cash in excess of our earnings and profits will be treated first as a return of capital that will reduce a non-U.S. stockholder’s basis in its shares of our stock, but not below zero, and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of shares. We are required to withhold from distributions to non-U.S. stockholders, and to remit to the Internal Revenue Service, 30% of the amount of ordinary dividends unless such percentage is reduced or eliminated by an applicable tax treaty and the stockholder satisfies the applicable certification and other requirements of the treaty. A distribution in excess of our earnings and profits may be subject to 30% dividend withholding if, at the time of the distribution, it cannot be determined whether the distribution will be in an amount in excess of our current or accumulated earnings and profits. Any amount not designated as a capital gain dividend or return of basis will be subject to the tax treatment and withholding described below.

Distributions attributable to gains from sales of real property interests by a REIT are not subject to the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) if the non-U.S. stockholder did not own more than 5% of the class of stock with respect to which the distribution was made at any time during the taxable year in which the distribution was made.

Distributions that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a non-U.S. stockholder under FIRPTA if such non-U.S. stockholder owns more than 5% of the class of stock with respect to which such distribution was made at any time during the same taxable year. Under FIRPTA, distribution amounts not subject to the tax treatment described in the preceding paragraph are taxed to a non-U.S. stockholder as if such distributions were gains “effectively connected” with a United States trade or business. Accordingly, a non-U.S. stockholder will be taxed at the normal capital gain rates applicable to a U.S. stockholder on such amounts, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

We will be required to withhold from distributions subject to FIRPTA, and remit to the Internal Revenue Service, 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions not withheld against, will be treated as capital gain dividends for purposes of withholding. It should be noted that the 35% withholding tax rate on capital gain dividends currently corresponds to the maximum income tax rate applicable to corporations, but it is higher than the maximum rate on capital gains of individuals. It is not clear how these withholding obligations will apply to non-U.S. stockholders who own 5% or less of the class of stock with respect to when the distributions were made but subsequently acquired more than 5% of such stock during the same taxable year.

If the amount we withhold with respect to a distribution exceeds the non-U.S. stockholder’s tax liability, the non-U.S. stockholder may file for a refund of such excess from the Internal Revenue Service.

Unless our shares of stock constitute a “United States real property interest” within the meaning of FIRPTA or are effectively connected with a U.S. trade or business, a sale of such stock by a non-U.S. stockholder generally will not be subject to United States federal income taxation. Our stock will not constitute a United States real property interest if we are a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. stockholders. We believe that we are a domestically controlled REIT, and therefore that the sale of our stock will not be subject to taxation under

FIRPTA. However, because our common stock and several classes of preferred stock is publicly traded, we cannot assure you that we are or will continue to be a domestically controlled REIT. Notwithstanding the foregoing, capital gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on such individual’s capital gains. If we did not constitute a domestically controlled REIT, a non-U.S. stockholder’s sale of our stock would be subject to tax under FIRPTA as a sale of a United States real property interest if the stock were “regularly traded” as defined by applicable Treasury Regulations on an established securities market, e.g., the New York Stock Exchange, on which the shares of our common stock and certain classes of our preferred stock are listed and if the selling stockholder’s interest in us constitutes 5% or less ownership. If the gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In any event, a purchaser of our stock from a non-U.S. stockholder will not be required under FIRPTA to withhold on the purchase price if the purchased shares are “regularly traded” on an established securities market or if we are a domestically controlled REIT. Otherwise, under FIRPTA, the purchaser of stock may be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Information Reporting Requirement And Backup Withholding Tax

We will report to our U.S. stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under certain circumstances, U.S. stockholders may be subject to backup withholding. Backup withholding will apply only if the holder

•       fails to furnish its taxpayer identification number, which, for an individual, would be his or her Social Security number,

•       furnishes an incorrect taxpayer identification number,

•       is notified by the Internal Revenue Service that it has failed properly to report payments of interest and dividends, or

•       under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct taxpayer identification number and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments.

Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. U.S. stockholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. stockholder will be allowed as a credit against such U.S. stockholder’s United States federal income tax liability and may entitle such U.S. stockholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Additional issues may arise pertaining to information reporting and backup withholding with respect to non-U.S. stockholders. For example, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their foreign status to us on Form W-8BEN. Non-U.S. stockholders should consult their tax advisors with respect to any such information reporting and backup withholding requirements.

Possible Federal Tax Developments

The rules dealing with federal income taxation are constantly under review by the Internal Revenue Service, the Treasury Department and Congress. New federal tax legislation or other provisions may be enacted into law or new interpretations, rulings or Treasury Regulations could be adopted, all of which could affect the taxation of the Companies and their stockholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting us or our stockholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by legislative action.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, the validity of the securities offered hereby and certain federal income tax matters will be passed upon for us by Baker & Daniels LLP, Indianapolis, Indiana and for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule incorporated by reference or included in our Annual Report on Form 10-K for the year ended December 31, 2005 and management’s report on the effectiveness of our internal control over financial reporting as of December 31, 2005 as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in this registration statement. The financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Pursuant to our charter and bylaws, we will indemnify any of our officers or directors who is made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she was an officer or director to the fullest extent permitted by Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

This prospectus may contain or incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “intends,” “estimates” and similar expressions, whether in the negative or affirmative. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties incidental to the ownership and operation of commercial real estate include, but are not limited to: national, international, regional and local economic climates, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks associated with acquisitions, the impact of terrorist activities, environmental liabilities, maintenance of REIT status, the availability of financing, changes in market rates of interest, and exchange rates for foreign currencies. We have included important factors in the cautionary statements contained or incorporated in this prospectus, particularly under the heading “Risk Factors” in our Annual Report on Form 10-K, that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to “incorporate by reference” the information we file with them, which means:

•       incorporated documents are considered part of the prospectus;

•       we can disclose important information to you by referring you to those documents; and

•       information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

Our Exchange Act filing number is 1-14469.

The information incorporated by reference is considered to be part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents and any future filings we make with the SEC under Sections 13(a), 13(c) 14 or 15(d) of the Exchange Act (other than documents or information deemed to have been furnished and not filed in accordance with the SEC rules) until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated:

•       Annual Report on Form 10-K for the year ended December 31, 2005, as amended by the Form 10-K/A filed March 17, 2006;

•       Current Report on Form 8-K filed February 6, 2006; and

•       The description of the shares of common stock contained in the Registration Statement on Form 8-A/A filed on September 24, 1998, including any amendment or report filed for the purpose of updating such description.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write us at the following address:  Simon Property Group, 115 West Washington Street, Suite 15 East, Indianapolis, IN 46204, Attention: Investor Relations (317/685-7330). During 2006, we will be moving our headquarters to 225 West Washington Street, Indianapolis, IN 46204.